EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

RightNow Technologies, Inc.:

We consent to the use of our reports dated March 6, 2009, with respect to the consolidated balance sheets of RightNow Technologies, Inc. as of December 31, 2008 and 2007 and the related statements of operations, stockholder’s equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated by reference.

Our report on the consolidated financial statements refers to RightNow Technologies, Inc.’s adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainties in Income Taxes, an Interpretation of FASB Statement No. 109, effective January 1, 2007.

/S/ KPMG LLP

KPMG LLP
Portland, Oregon
March 11, 2009